Gary R. Henrie
Attorney at Law
486 W. 1360 N.                                                                                                                                                                                                                                                                                                                                                                                                                           Telephone:  801-310-1419
American Fork, UT  84003                                                                                                                                                                                                                                                                                                                                                                                                 E-mail:  grhlaw@hotmail.com

August 6, 2015

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Jay E. Ingram
Legal Branch Chief
Division of Corporation Finance
Washington, D.C. 20549-4631

Re:           New Fuel Systems Inc.
Amendment 2 to Registration Statement on Form F-1
Filed June 5, 2015
File No. 333-202030

Dear Mr. Ingram:

As securities counsel to New Fuel Systems Inc. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated June 15, 2015, regarding the Company’s Amendment 1 to the Registration Statement on Form F-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

General

1. We note your response to comment 2 in your June 5, 2015 letter which states the language in Note 1 to the financial statements has been “rewritten by our auditors.” Please note that the company’s financial statements, including their notes, are the responsibility of management.  Please confirm to us that the information contained in the notes to your financial statements is the responsibility and representations of management.

Response:  The Company hereby confirms that the information contained in the notes to the financial statements is the responsibility and representations of management of the Company.

Prospectus’ Outside Front Cover Page

2.      Added disclosures indicate that you also are conducting an initial public offering of your common stock under this registration statement.  Disclose here that the initial public offering is a self-underwritten offering, with no minimum number of shares required to be sold.  We note the disclosure under “By the Company” on page 38.

Response:  Language added.

The Special Private Placement Agreement with Lambert has…rights of termination…, page 11; Plan of Operation, page 13

3.      We note the disclosures added in response to comment 4 in our letter dated May 8, 2015 letter.  Elaborate on the other rights of termination in the special private placement agreement that may require you to seek new funding sources. Additionally, since you are now conducting an initial public offering under this registration statement, it would appear that the purchaser has the right to terminate the special private placement agreement under the provisions of section 8(a)(iv) of the agreement.  Please advise, and, as appropriate, revise the registration statement.  Alternatively, if the purchaser has waived its right to terminate the special private placement agreement, file the purchaser’s written waiver as an exhibit to the registration statement.

Response:  The potential financing arrangements pursuant to the Special Private Placement Agreement with Lambert have been terminated.  The registration statement has been edited throughout to remove references to Lambert and the agreement that the Company had with Lambert.  Needed working capital will now be raised through an initial public offering and language has been added throughout the registration statement to that effect.

The Company must eventually emerge …. Page 11, Plan of Operations, page 13

4.      We note the phrase “to develop its business plan resulting in the generation of profitable operations in the future.”  Clarify that even if you receive continued financial support from related parties or obtain public equity financing to develop your business plan or even if you negotiate an acquisition of, a participation in, or an investment of an interest in a technology or business, you may be unprofitable.

Response:   In response to comment 14, we have added language to the end of the last risk factor.

Dilution, page 12

5.      Please revise your presentation to present amounts with no more than two decimal places so as not to convey an undue level of precision.

Response:  Amounts revised as requested.

6.      Please tell us and provide investors with disclosure of how you arrive at your “pro forma as adjusted net tangible book value.”  It appears that the amount you present of $31,568,314 includes a reduction for an undisclosed amount.

Response:  The $31,568,314 amount was in error and has been corrected to $31,635,808.

Business Strategy, page 21

7.      We considered your response to comment 6 in our May 8, 2015 letter.  As requested previously, in footnote (1) on page 22 identify the manufacturers of the plastic to oil technology that you intend to purchase for the operation of your plants.  Additionally, since the information included in the related paragraph is based upon the results of the plastic to oil technology provided by the manufacturers of that technology, file the manufacturers’ consent as an exhibit to the registration statement.  See Rule 436 of Regulation C under the Securities Act.”

Response:  The manufacturer is now identified in the referenced footnote and the consent of the manufacturer is embodied in the Letter of Intent attached to the amended filing as Exhibit 23.3.

   By the Company, page 38

8.      Please file a form of the subscription agreement as an exhibit to the registration statement.

Response:  Form of subscription agreement attached to the registration statement as Exhibit 10.1.

Intellectual Property, page 28

9.      Please refer to comment 13 in our May 8, 2015 letter.  Elaborate on the economic feasibility conclusions of your study.

Response:  In response to comment 9, we have added an additional paragraph to the section under the heading “Intellectual Property.”

Management, page 30

10.      We note your responses to comments 15 and 21 in our May 8, 2015 letter.  It is unclear how Ms. Karen Hartlin can remain an executive officer with the titles of secretary and treasurer or have the title of administration manager if she is not your employee.  Please advise.

Response:  Upon further consideration, Karen Hartlin is no longer considered by the Company to be an executive officer of the Company.  Accordingly, she has been removed from the section that discusses our executive officers and directors and the stock which she beneficially owns has been removed from the totals of stock owned by executive officers and directors.

Undertakings, page 69

11.      Please include the undertakings required by Item 512(a)(6) of Regulation S-K.

Response:  Undertaking included.

Exhibit 10.1

12.      Refer to comment 23 in our May 8, 2015 letter and section 4(k) of the exhibit.  It does appear as though you filed exhibit C to the exhibit.  Please refile the exhibit with all attachments.

Response:  Since the contract attached as Exhibit 10.1 has been terminated, we have removed it as an exhibit making Comment 12 a moot point.

Very truly yours,

/s/ Gary R. Henrie
Gary R. Henrie
Securities Counsel to the Company